                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                    FORM 11-K


                                   (Mark One)
               [X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)


                    For the fiscal year ended March 31, 2001

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                  For the transition period from ____ to _____

                         Commission File Number 0-19357
                                    ---------


                            MONRO MUFFLER BRAKE, INC.
                               PROFIT SHARING PLAN

                            (Full title of the plan)



                            MONRO MUFFLER BRAKE, INC.
                              200 HOLLEDER PARKWAY
                               ROCHESTER, NY 14615


             (Name of issuer of the securities held pursuant to the
               plan and address of its principal executive office)

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN

INDEX
-----


                                                                      PAGE NO.
                                                                      --------

Report of Independent Accountants                                         3

Financial Statements

        Statements of Net Assets Available for Plan Benefits as of        4
        March 31, 2001 and 2000


        Statement of Changes in Net Assets Available for Plan Benefits    5
        for the year ended March 31, 2001


        Notes to Financial Statements                                     6



Supplemental Schedule:

        Schedule of Assets (Held at End of Year) (Schedule H,
        Part IV (1)) - March 31, 2001                                    11

        All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signature                                                                12

Exhibit Index                                                            13

Exhibit 23 - Consent of Independent Accountants                          14

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of Monro Muffler Brake, Inc. Profit Sharing Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Monro Muffler Brake, Inc. Profit Sharing Plan (the "Plan") at March 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended March 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PricewaterhouseCoopers LLP


September 24, 2001

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------------------------------------------------


                                                                                     MARCH 31,
                                                                                     ---------
                                                                             2001                2000
                                                                             ----                ----
ASSETS

Cash and cash equivalents                                                      $   8,567           $  10,441
                                                                        -----------------  ------------------

Investments, at fair value                                                    12,574,365          14,002,220
                                                                        -----------------  ------------------

Receivables:

     Participants' contributions                                                 129,855             130,210

     Employer's contributions                                                    109,500              40,597

     Loans receivable                                                            199,813
                                                                        -----------------  ------------------

Total receivables                                                                439,168             170,807

                                                                        -----------------  ------------------
        Net assets available for plan benefits                               $13,022,100         $14,183,468
                                                                        =================  ==================




    The accompanying notes are an integral part of the financial statements.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------------------------------------------------


                                                                         Year ended March 31,
                                                                         --------------------
                                                                                  2001
                                                                                  ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Contributions:
          Employer                                                            $    467,010
          Participants                                                           1,604,935
          Rollover                                                                 318,785
                                                                         --------------------
               Total contributions                                               2,390,730
                                                                         --------------------

Investment Income:
        Net appreciation (depreciation) in fair value of investments:

               Common stocks                                                          16,849
               Mutual funds                                                       (1,894,960)
                                                                         --------------------
                                                                                  (1,878,111)

        Interest and dividend income                                                   1,623
        Other income                                                                     721
                                                                         --------------------
                    Total additions                                                  514,963
                                                                         --------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants                                                      1,664,504
Administrative expenses                                                               11,827
                                                                         --------------------
                    Total deductions                                               1,676,331
                                                                         --------------------

Decrease in net assets available for benefits                                     (1,161,368)

Net assets available for plan benefits:

               Beginning of year                                                  14,183,468
                                                                         --------------------

               End of year                                                       $13,022,100
                                                                         ====================



    The accompanying notes are an integral part of the financial statements.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN:

The following brief description of the Monro Muffler Brake, Inc. Profit Sharing Plan ("the Plan") is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

GENERAL

Monro Muffler Brake, Inc. (the employer and Plan sponsor) (the "Company") voluntarily contributes funds to provide for retirement, termination, disability and death benefits of plan participants.

On November 18, 1999, the Board of Directors approved amending the Plan to add a 401(k) salary deferral option. Prior to this amendment, participant fund balances consisted solely of employer-contributed Profit Sharing amounts adjusted for related gains/losses. In connection with this amendment, a new trustee (the "Trustee") and custodian were appointed by the Board of Directors. Plan assets were initially transferred from the former custodian to a balanced fund, consisting of fixed income and equity investments, managed by the new custodian. These funds remained there during the "black out" period beginning January 2000 and continuing through April 2000. Employee fund balances could not be withdrawn from the Plan during this period, until the custodian and Trustee had time to accurately complete the conversion. At the end of the conversion, Plan assets were invested in funds designated by each participant. Participant contributions under the 401(k) salary deferral option began in March 2000. The legal effective date of the Plan amendment was March 1, 2000.

PARTICIPATION

Full-time, permanent employees of Monro Muffler Brake, Inc. become participants of the Plan on the first of the month following the completion of 90 days of service. To participate, an employee must be 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

Participants may contribute from 1% to 15% of their annual pre-tax compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Contributions are subject to certain limitations as required under the Internal Revenue Code.

Participants' contributions are matched ("401(k) Matching Contributions") by the Company in an amount determined by the Board of Directors of the Company. The Board has currently decided to match the amount of $.50 for every dollar contributed, up to 4% of the participant's pre-tax compensation. The Company does not make a matching contribution on employee contributions greater than 4%.

Additionally, the Company may contribute to the Plan an additional amount, either in the form of a "Profit Sharing Contribution", or in the form of an additional match on 401(k) participant contributions, based on the sole discretion of the Board of Directors.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

VESTING

Profit Sharing Contributions are allocated by the custodian based on the proportionate share of wages earned by each participant in relation to the total qualified wages for all participants in the Plan.

Participants are immediately vested in their own salary reduction contributions plus actual earnings thereon. Vesting in the Company 401(k) Matching Contribution portion of their accounts, plus actual earnings thereon, is based on years of service as defined in the Plan. A participant vests 25% at the end of his/her second year of service, and an additional 25% each year thereafter.

Participants become 100% vested in the Company's Profit Sharing Contributions at the end of five years of service with no vesting in prior years.

Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions and to pay administrative expenses of the Plan. Forfeited accounts amounted to approximately $67,000 and $53,000 for the years ended March 31, 2001 and 2000, respectively.

INVESTMENT OPTIONS

All investment options are participant-directed. Participants may change their investment options daily.

PARTICIPANT LOANS

Participants may borrow from their 401(k) and profit sharing fund accounts in various amounts as specified by the Plan. Loans must be a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one to five years, or up to ten years for purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through payroll deductions. Loans totaling $205,000 were granted during the year ended March 31, 2001. There were no loans during the year ended March 31, 2000.

ADMINISTRATION

The Monro Muffler Brake, Inc. Benefits Committee is solely responsible for the general administration of the plan and carrying out the Plan provisions. The Company reserves the right, by action of the Board of Directors, to discontinue contributions and terminate the Plan at any time. In the event of a termination of the Plan, each participant shall immediately become fully vested. The Trustee of the Plan's assets is Investors Bank & Trust Company of Boston. The custodian is Diversified Investment Advisors.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

ADMINISTRATIVE EXPENSES

Plan expenses are primarily paid by the Plan.

BENEFIT PAYMENTS

Benefits are recorded when paid.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES AND PRACTICES:

BASIS OF ACCOUNTING

The financial statements of the Plan have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.

REVENUE RECOGNITION

Income on plan assets is accrued when earned, and gains or losses on the disposition of such assets are recorded when realized.

VALUATION OF INVESTMENT ASSETS

Plan assets are reported at fair market value measured by quoted prices in an active market as of the plan year-end date. Mutual fund investments are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed.

The Plan presents, in the Statement of Changes in Net Assets, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate and market risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amount reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

NOTE 3 - INVESTMENTS:

The following table presents the fair values of investments held by the Plan's trustees. Investments that represent five per cent or more of the Plan's net assets available for benefits are separately identified.

                                                     MARCH 31,
                                                     ---------
                                              2001                  2000
                                              ----                  ----

COMMON STOCKS                               $ 104,713
MUTUAL FUNDS
     Stock Index                              895,352             $ 736,644
     Intermediate Horizon SAF *             4,646,799             7,128,615
     Intermediate/Long Horizon SAF *        1,743,997             1,954,720
     Long Horizon SAF *                     1,310,132             1,135,929
     Other                                  3,873,372             3,046,312
                                       ---------------    ------------------
     TOTAL MUTUAL FUNDS                    12,469,652            14,002,220

                                       ---------------    ------------------
                                          $12,574,365           $14,002,220
                                       ===============    ==================

* SAF - Strategic Allocation Fund


NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS:

The Plan held investments in Company securities with a fair value of approximately $105,000 as of March 31, 2001. There were no investments in Company securities at March 31, 2000.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

Benefit obligations for persons who have withdrawn from participation in the Plan were $1,632,000 and $751,000 at March 31, 2001 and March 31, 2000,
respectively. These amounts are reflected as liabilities in the Plan's Form
5500.

NOTE 6 - FEDERAL INCOME TAX STATUS:

The Plan administrator has obtained a favorable determination letter from the Internal Revenue Service, which qualifies the Plan under Section 401(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD
AT END OF YEAR                                               SCHEDULE H
MARCH 31, 2001                                               PAGE 1 OF 1
--------------------------------------------------------------------------------

DIVERSIFIED INVESTMENT ADVISORS

IDENTITY OF ISSUE,
BORROWER, LESSOR                                                               DESCRIPTION                   CURRENT
OR SIMILAR PARTY                                                               OF INVESTMENT                 VALUE
----------------------------------------------------------------------     -----------------------    --------------------

Diversified Investment Money Market Fund                                   Mutual Funds                 $    400,829

Diversified Investment High Quality Bond Fund                              Mutual Funds                      584,005

Diversified Investment Core Bond Fund                                      Mutual Funds                      209,125

Diversified Investment Stock Index                                         Mutual Funds                      895,352

Diversified Investment Value & Income Fund                                 Mutual Funds                      400,049

Diversified Investment Growth & Income Fund                                Mutual Funds                      507,189

Diversified Investment Equity Growth Fund                                  Mutual Funds                      510,672

Diversified Investment Special Equity Fund                                 Mutual Funds                      513,022

Diversified Investment International Equity Fund                           Mutual Funds                      443,134

Diversified Investment Short Horizon SAF *                                 Mutual Funds                       39,900

Diversified Investment Short/Intermediate Horizon SAF *                    Mutual Funds                    4,646,799

Diversified Investment Intermediate Horizon SAF *                          Mutual Funds                      265,447

Diversified Investment Intermediate/Long Horizon SAF *                     Mutual Funds                    1,743,997

Diversified Investment Long Horizon SAF *                                  Mutual Funds                    1,310,132

Diversified Investment Monro Stock Fund **                                 Mutual Funds                      104,713
                                                                                                      --------------------

      Total Assets                                                                                       $12,574,365
                                                                                                      ====================



*   SAF - Strategic Allocation Fund
**  Indicates a party-in-interest to the Plan

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, Monro Muffler Brake, Inc., as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                            Monro Muffler Brake, Inc.
                               AS ADMINISTRATOR OF
                            Monro Muffler Brake, Inc.
                               Profit Sharing Plan



DATE:    October 12, 2001                By  /s/ Catherine D'Amico
                                             -----------------------
                                             Catherine D'Amico
                                             Senior Vice President - Finance and
                                             Chief Financial Officer

                                EXHIBIT INDEX


Exhibit
-------

 23 Consent of PricewaterhouseCoopers LLP, Independent Accountants, dated October 11, 2001